VAN KAMPEN SENIOR LOAN FUND

Item 77M:  Mergers

Shareholders of Van Kampen Senior Floating Rate Fund approved an Agreement and plan of Reorganization pursuant to which Senior Floating Rate Fund (i) transferred all of its assets and liabilities to the Van Kampen Prime Rate Income Trust, now known as the Van Kampen Senior Loan Fund, in exchange for Class C Shares of the Van Kampen Prime Rate Income Trust, (ii) distributed such Class C Shares to its shareholder and (iii) dissolved itself.